Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Dakota Semler and George Mattson Interviewed on CNBC

February 22, 2021

David Faber, CNBC

Dakota let me just start with you and give our viewers a sort of a quick sense here. You know you make trucks class five through eight, meaning there's a lot of classes that you're obviously not making. Why focus on that part, that sort of last mile as they call it for delivery kind of vehicles? Why is that one the one that you want to be focused on as opposed to the others?

Dakota Semler

So Xos is actually focused on the fastest growing segment, of commercial transportation, as you mentioned David that's the last mile. So these are the fleets that are delivering things to your home; delivering packages, that's really been driven by a significant amount of growth in the e commerce sector. And we knew that that's the area we need to solve first to make sure that we're meeting the needs of our customers and large fleet operators.

David Faber, CNBC

And George, you're somebody who's worked your way through plenty of projections in your long career, you know you're talking about this company. I think having revenues of about 2.97 billion in 2024, that seems to be what you're valuing or at least basing your valuation off of. Why are you confident that this company is going to be able to reach almost 3 billion in revenues three years from now?

George Mattson

David first, Thanks for having us on and obviously we have had a chance over these months since we went public to talk with a lot of companies across a number of sectors, including the EV space, and are just absolutely delighted to have found our way to partnering with Xos, who we believe is a transformational company in the, in the electric vehicle commercial electric vehicle space. At a high level, our conviction’s really built on two powerful trends that Xos sits in the middle of, climate change and continued ecommerce adoption. Trucks are the largest emitters of greenhouse gases in the transportation industry accounting for three pounds of co2 per mile, and is as Dakota mentioned the last mile delivery back to base is the largest segment. So Xos is sitting at the heart of the greenhouse gas problem within transportation. We think that's going to drive very strong growth in a category that's growing, and with substitution of diesel trucks for electric trucks. They have a proven cost competitive and customer validated product that importantly, is on the road today. And so what we have, and where we sit is at an inflection point. They have a commercialized products in the hands of customers, in operation today, and the growth capital we're going to provide is going to provide the manufacturing capacity to scale the business into the incredible customer demand that we see in the years to come.

David Faber, CNBC

Yeah, Dakota these are not these are pretty aggressive targets you've got four deliveries I mean you're talking about delivering 33,000 plus vehicles in 2025. Is this capital going to get you there?

Dakota Semler

Absolutely. So, the capital that NextGen is providing to us in this transaction will help really ramp our existing manufacturing facilities, much like our automated battery line that you see behind me. And this is going to really allow us to meet the growing demand from our existing customers as well as new customers that are coming into the fold today. The vehicles that we've been delivering thus far, already operating and large parcel delivery fleets are already delivering cash, delivering other food and beverages. And so when we look at our scale and our ramping plans. This capital is really going to help us unlock the production potential, and ultimately reach that forecast.

Dakota Semler and George Mattson Interviewed on CNBC

February 22, 2021

David Faber, CNBC

Dakota we've had a really a parade of CEOs of companies, at least in similar areas to yours telling us that their proprietary technology is the best and I would assume you believe the same. What is it about Xos’s proprietary technology, whether it's your battery system your battery management system that you believe distinguishes this company from your competitors?

Dakota Semler

Yeah, prior to founding Xos, my co-founder and I, Gio, we actually were fleet operators ourselves. So when we started the business, almost five years ago, we really focused on talking to our customers and ensuring that we were building something that was going to be relevant for the market. So when we began developing our battery systems right at the start of the company. We had conversations with some of the largest fleets in the world, making sure that we met really their two key requirements, durability; these fleets want to make sure that these vehicles are going to be more reliable and more durable than their existing vehicles and total cost of ownership savings. So, all fleets while they're making this transition to zero emissions vehicles, really want to ensure that they're doing it with the best return on their investment, and Xos is able to do that today with our technology, by providing industry leading TCO’s and really making sure that we're driving value home for these fleets as they focus on some of their broader ESG goals and transition from diesel to electric.

David Faber, CNBC

George, the people who invested obviously in your SPAC believed that you would go about doing your due diligence finding what they believe would be the best. Give me a sense as to how many companies you considered, and whether given how much capital is now chasing so many private companies, you, you felt it was perhaps more difficult task a more difficult task than you might have imagined.

George Mattson

Yeah, so David, you know, we had an opportunity to review a lot of opportunities over these last five or so months that we've been public. We reviewed at a high level, hundreds of opportunities. We did pretty in depth work on 30. And we looked at eight just within the EV and auto technology space. We were fortunate enough to meet Dakota and his team, about three months ago, and have been doing extensive due diligence over that period, talking with customers talking with suppliers, retaining industry experts around the technology, and so forth. And so, so the process has been rigorous. The process of taking the transaction to the pipe market as you know, is another level of focus if you will and validation and rigor and rigor and we're delighted to have had this out public now, you know, right, that there's a lot of SPACs out there, but what my partner Greg Summe and I have been really impressed by over these last few months, and, and Xos is a perfect example of this, is the number of incredible companies that are out there and this has been a pleasant surprise to us, that are earlier stage growth companies that typically would not yet have made it to the public market. And there are many of those companies out there and so it's a real testament I think to the strength of innovation in this country, and and kind of big companies like Xos sort of reflection of that.

David Faber, CNBC

Yes but a lot of capital is also going into a lot of these companies as you well know, having been a veteran investment banker for many years, not all of them can succeed, can they George I mean, some are going to fail.

George Mattson

No, you're right there will there will certainly be winners and losers as there are, in all industries. We like our hand here, but if you believe as we do, that we are undergoing a transformation, and that the idea of a diesel truck driving around the city, some number of years from now, could be like smoking a cigarette on an airplane, a societal norm will just change, then the replacement of diesel vehicles and electric vehicles over many years is going to require far more capital and far many more participants than we've already seen. So we actually think based on our thesis that we're in the early stages of this and

David Faber, CNBC

And finally Dakota, who do you believe will be your biggest single customer? Amazon?

Dakota Semler

It’s a good question. As we look to building out our customer base. We’re not centering on one specific customer. One of the industries that we serve already is parcel delivery with fleets like UPS, we've also supported the cash and transit market, balloons and a number of other fleets that had announced yet, that are really focused on ramping-up their zero emissions transition.

David Faber, CNBC

Alright, gentlemen, gonna leave it there. Appreciate it, and thank you.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Xos, the combined company or NextGen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. NextGen intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NextGen, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-248921) filed with the SEC on October 7, 2020. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’s business, Xos’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.